

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 28, 2008

Paul T. Frampton
Chief Financial Officer and Treasurer
ForeverGreen Worldwide Corporation
972 North 1430 West
Orem, UT 84057

> **Re:     ForeverGreen Worldwide Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed April 7, 2008**
> **Response letter dated September 4, 2008**
> **File No. 0-26973**

Dear Mr. Frampton:

We have reviewed your filings and response letter dated September 4, 2008 and have the following comments.  Please provide a written response to our comments.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Notes to the Consolidated Financial Statements

Note 6 Business Combinations, page 36

1.      We note from your Form 8-K/A filed January 17, 2006, that Messrs. Willams, Reitz, Huang and Gray each sold membership units in ForeverGreen International, LLC in exchange for 1,266,667 (post reverse split) shares of Whole Living, Inc.  Subsequent to this transaction, each individual was named as an executive officer of the company.  Please tell us what, if any, ownership interest or management positions these individuals continued to have in ForeverGreen International, LLC subsequent to this transaction.  If applicable, please include the number of interests, and what percentage such amounts were of the total outstanding.

2.      Per review of the Agreement of Share Exchange between Whole Living and ForeverGreen International filed with the Form 8-K on 12/19/06, we note Section 4.17 of the agreement says the following:

"Accounting Matters  To its knowledge, Whole Living has not taken or agreed to take any action that would prevent the Share Exchange from being accounted for as a capital transaction similar to a reverse acquisition and Whole Living has no reason to believe that the Share Exchange will not qualify for accounting as a capital transaction similar to a reverse acquisition."

Please tell us what facts and circumstances changed that led you to conclude the share exchange should no longer be accounted for as a capital transaction similar to a reverse acquisition.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Mark Wojciechowski at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief